Filed Pursuant to Rule 424(b)(7)
Registration No. 333-139801
PROSPECTUS SUPPLEMENT NO. 13
(To Prospectus Dated January 4, 2007)
Forest City Enterprises, Inc.
$287,500,000 3.625% Puttable Equity-Linked Senior Notes due 2011
and
Class A Common Stock Issuable Upon Put of the Notes
     This prospectus supplement no. 13 supplements and amends the prospectus dated January 4, 2007, as supplemented and amended prior to the date hereof, relating to the offering for resale by the selling securityholders of up to $287,500,000 aggregate principal amount of our 3.625% Puttable Equity-Linked Senior Notes due 2011 and our Class A common stock issuable, if any, upon a put of the notes.
     This prospectus supplement should be read in conjunction with the prospectus dated January 4, 2007, as supplemented and amended prior to the date hereof, and is qualified by reference to such prospectus, except to the extent that the information presented herein supersedes the information contained in the January 4, 2007 prospectus, as supplemented and amended. This prospectus supplement no. 13 is not complete without, and may not be delivered or utilized except in connection with, the January 4, 2007 prospectus, including any supplements or amendments thereto.
     Our Class A common stock is listed on the New York Stock Exchange under the symbol “FCEA.” On May 13, 2008, the last reported sale price of our Class A common stock on the New York Stock Exchange was $40.42 per share.
     Investing in the notes or our Class A common stock involves risks. Please read carefully the section of the prospectus titled “Risk Factors” beginning on page 6 of the January 4, 2007 prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement no. 13 is May 14, 2008

SELLING SECURITYHOLDERS
     We issued the notes covered by this prospectus supplement no. 13 on October 10, 2006 under Rule 144A of the Securities Act. Selling securityholders, including their transferees, pledgees, donees or their successors, may from time to time offer and sell the notes, and the shares of Class A common stock, if any, issuable upon a put of the notes, pursuant to this prospectus supplement and the prospectus, as supplemented and amended.
     The following table and related footnotes shows information received by us on or prior to May 14, 2008 with respect to the selling securityholders and the principal amount of notes and shares of Class A common stock, if any, issuable upon a put of the notes, beneficially owned by each selling securityholder that may be offered pursuant to this prospectus supplement and the prospectus, as supplemented and amended. The information is based on information provided by or on behalf of the following selling securityholders to us in a questionnaire and is as of the date specified by the securityholders in those questionnaires. The percentage of notes outstanding beneficially owned by each selling securityholder is based on a $287.5 million aggregate principal amount of notes outstanding.
     The number of shares of Class A common stock, if any, issuable upon a put of the notes shown in the table below assumes a put of the full amount of notes held by each selling securityholder at the current put value rate of 15.0658 shares per $1,000 principal amount of notes (assuming exercise of our net share settlement option under the notes), and a cash payment in lieu of any fractional shares. This put value rate is subject to adjustment in certain events. The number of shares of Class A common stock that ultimately may be issued upon a put of the notes will depend upon the then current put value rate and the then current volume-weighted average price of our Class A common stock, determined as more fully described in the section of the prospectus titled “Description of Notes — Put Rights.” Accordingly, the number of shares that may be issued may increase or decrease from time to time. Information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if required. The number of shares of Class A common stock owned by the selling securityholders or any future transferee from any such holder assumes that they do not beneficially own any shares of Class A common stock other than shares of Class A common stock, if any, issuable upon a put of the notes by the holder.
     The information set forth below supplements or amends the information previously listed in the prospectus as follows:

					Shares of Class A
			Shares of Class A Common		Common Stock to be
	Principal Amount of Notes		Stock Potentially Issuable		Beneficially Owned After
	Beneficially Owned(1)		Upon a Put of Notes		Offering(2)
Name of Selling
Securityholder	Amount	Percentage	Number	Percentage(3)	Number	Percentage

Oppenheimer Convertible Securities Fund	$4,000,000	1.4%	60,263	*	0	*
SSI Hedge Convertible Opportunity Fund	$1,246,000	*	18,772	*	0	*

TOTAL	$5,246,000	1.8%	79,035	*	0	*

*	Less than 1%.
(1)	Because certain of the selling securityholders may have sold, transferred or otherwise disposed of all or a portion of their notes in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information presented in this table, this prospectus supplement may not reflect the exact principal amount of notes held by each selling securityholder on the date of this prospectus supplement. The maximum aggregate principal amount of notes that may be sold pursuant to this prospectus supplement and the prospectus, as supplemented and amended, will not exceed $287.5 million.
(2)	We do not know when or in what amounts the selling securityholders may offer notes or shares for sale. The selling securityholders might not sell any or all of the notes or shares covered by this prospectus supplement. Because the selling securityholders may offer any amount of the notes or shares pursuant to this offering, we cannot estimate the number of the notes or shares that will be held by the selling securityholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the notes or shares covered by this prospectus supplement will be held by the selling securityholders.
(3)	Calculated based on 78,934,699 shares of our Class A common stock outstanding as of April 21, 2008. In calculating this amount for each holder, we treated as outstanding the number of shares of our Class A common stock, if any, issuable upon a put of all of that holder’s notes, but we did not assume the put of any other holder’s notes.